Exhibit 99.1

CorpBanca files Material Event Notice

Santiago, Chile, February 9, 2016. CORPBANCA (NYSE:BCA; BCS: CORPBANCA) announced that it filed today with the Chilean Superintendencia de Valores y Seguros a Material Event Notice stating that its Board of Directors has agreed to a request by the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras "SBIF") to amend CorpBanca's 2015 financial statements with respect to the fine imposed by the SBIF on CorpBanca by letter No. 16,191, dated December 30, 2015. CorpBanca confirms that the accounting treatment of the fine that was included in its 2015 financial statements that it submitted to the SBIF conformed to the requirements of IFRS and IAS. The document is also available on the company's corporate website at www.corpbanca.cl.

About CorpBanca

CORPBANCA (NYSE:BCA; SSE: CORPBANCA) is Chile's oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$29.4 billion approximately and the equity totaled US$2.1 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of December 31, 2015, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 7.1% market share.

As of November 30, 2015, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. At the same date, its market share by loans remained quite stable at 6.1%.

CORPBANCA CONTACT
Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl